

SECUR[...]]MMISSION

02006673

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50799

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Equimetrics LLC



RECD S.E.C.
FEB 2 8 2002
516

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	New York	10022-7604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Silber (212) 486-6780
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-18-02

OATH OR AFFIRMATION

I, Mark Silber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equimetrics LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

ARTHUR F. LUND, II
Notary Public, State of New York
Residing in Orange County
No. 4601717
My commission expires April 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Members' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Equimetrics LLC

Statements of Financial Condition

December 31, 2001 and 2000

Equimetrics LLC

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Members
Equimetrics LLC
New York, New York

We have audited the accompanying statements of financial condition of Equimetrics LLC, including the condensed schedule of investments, as of December 31, 2001 and 2000. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Equimetrics LLC at December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the financial statements, effective March 31, 2002, management has decided to discontinue operations of Equimetrics LLC and two of its affiliates, Equimetrics Partners L.P. and Equimetrics Fund Ltd.

BDO Seidman, LLP

February 8, 2002

Equimetrics LLC

Statements of Financial Condition

December 31,	**2001**	2000
Assets		
Investments in securities held at clearing broker, at fair value (Notes 1 and 2)	**$ 800,244,255**	$1,118,507,803
Cash	**412,192**	11,242
Due from broker (Note 1)	**372,673,209**	456,874,610
Due from members	**4,375,762**	4,568,806
Accrued income	**1,877,294**	3,466,990
	$1,179,582,712	$1,583,429,451
Liabilities and Membership Capital		
Liabilities:		
Securities sold, not yet purchased, at fair value (Notes 1 and 2)	**$ 759,274,142**	$1,048,630,665
Due to Nova Fund L.P. (Note 4)	**26,954,197**	-
Accounts payable and accrued liabilities	**2,196,113**	5,445,028
Withdrawals payable	**3,801,490**	8,916,303
	792,225,942	1,062,991,996
Membership capital (Notes 3 and 5)	**387,356,770**	520,437,455
	$1,179,582,712	$1,583,429,451

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Equimetrics LLC

Condensed Schedule of Investments

December 31, 2001

	% of net assets	Market value
Investments in securities (206.59%)		
United States (206.59%):		
Advertising	.35%	$ 1,353,042
Aerospace/Defense	2.00	7,751,452
Agriculture	.86	3,332,536
Airlines	1.70	6,592,408
Apparel	.96	3,704,999
Auto Manufacturers	.92	3,577,637
Auto Parts and Equipment	2.55	9,868,240
Banks	16.14	62,532,444
Beverages	2.80	10,863,399
Biotechnology	1.10	4,265,263
Building Materials	.43	1,667,266
Chemicals	4.32	16,714,745
Commercial Services	6.36	24,636,381
Computers	4.14	16,029,524
Cosmetics/Personal Care	1.19	4,598,661
Distribution/Wholesale	1.93	7,487,927
Diversified Financial Services	5.07	19,635,598
Electric	10.56	40,910,693
Electrical Components and Equipment	1.17	4,550,893
Electronics	4.34	16,826,954
Energy-Alternate Sources	.06	223,470
Engineering and Construction	.60	2,320,852
Entertainment	1.82	7,049,748
Environmental Control	.96	3,701,748
Food	3.50	13,564,972
Forest Products and Paper	3.22	12,474,321
Gas	.61	2,367,136
Hand/Machine Tools	1.31	5,086,907
Health Care-Products	5.05	19,580,380
Health Care-Services	5.11	19,813,115
Home Builders	.92	3,548,463

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Condensed Schedule of Investments

December 31, 2001

	% of net assets	Market value
Investments in securities (206.59%) (continued)		
United States (206.59%) (continued):		
Home Furnishings	.96%	$ 3,732,448
Household Products/Wares	1.36	5,255,151
Insurance	8.01	31,009,001
Internet	3.29	12,738,228
Investment Companies	.20	780,450
Iron/Steel	1.24	4,796,909
Leisure Time	1.77	6,849,214
Lodging	1.13	4,392,460
Machinery-Diversified	.74	2,867,382
Media	3.65	14,150,349
Metals-Diversified	1.22	4,719,610
Mining	1.97	7,628,961
Miscellaneous Manufacturing	3.85	14,918,718
Office/Business Equipment	1.75	6,776,462
Oil and Gas Producers	8.18	31,687,072
Oil and Gas Services	2.57	9,936,296
Packaging and Containers	.59	2,285,188
Pharmaceuticals	12.70	49,193,358
Pipelines	1.72	6,652,389
Real Estate	1.43	5,554,298
REITS	12.97	50,256,777
Retail	13.19	51,098,869
Savings and Loans	3.72	14,399,350
Semiconductors	6.07	23,513,274
Software	6.13	23,742,022
Telecommunications	9.43	36,516,816
Toys/Games/Hobbies	.73	2,813,061
Transportation	3.81	14,742,058
Trucking and Leasing	.16	606,910
Total investments in securities (cost $762,109,299)	**206.59%**	**$800,244,255**

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Equimetrics LLC

Condensed Schedule of Investments

December 31, 2001

	% of net assets	Market value
Securities sold short (196.01%)		
United States (196.01%):		
Advertising	2.13%	$ 8,264,076
Aerospace/Defense	2.04	7,908,669
Agriculture	.36	1,385,430
Airlines	1.58	6,118,266
Apparel	1.59	6,157,890
Auto Manufacture	2.14	8,298,254
Auto Parts and Equipment	.68	2,640,170
Banks	11.49	44,492,722
Beverages	.69	2,659,209
Biotechnology	4.63	17,943,305
Building Materials	1.73	6,695,621
Chemicals	5.80	22,451,520
Coal	.27	1,041,064
Commercial Services	4.82	18,671,693
Computers	4.75	18,413,566
Cosmetics/Personal Care	1.61	6,236,320
Distribution/Wholesale	.61	2,353,722
Diversified Financial Services	6.30	24,404,426
Electric	9.40	36,421,100
Electrical Components and Equipment	2.01	7,779,644
Electronics	4.02	15,585,734
Energy-Alternate Sources	.34	1,331,736
Engineering and Construction	1.24	4,821,343
Entertainment	.93	3,614,209
Environmental Control	.27	1,064,015
Food	7.59	29,408,712
Forest Products and Paper	2.09	8,110,360
Gas	1.60	6,184,670
Hand/Machine Tools	.52	1,995,917
Health Care-Products	4.10	15,878,654

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Condensed Schedule of Investments

December 31, 2001

	% of net assets	Market value
Securities sold short (196.01%) (continued)		
United States (196.01%) (continued):		
Health Care-Services	3.47%	$ 13,459,466
Home Builders	6.10	23,640,255
Home Furnishings	1.24	4,821,818
Household Products/Wares	1.21	4,670,268
Insurance	9.78	37,873,729
Internet	3.70	14,350,190
Investment Companies	.35	1,367,600
Iron/Steel	.40	1,535,786
Leisure Time	.13	519,323
Lodging	1.84	7,134,777
Machinery-Construction and Mining	.40	1,535,157
Machinery-Diversified	2.18	8,443,461
Media	6.69	25,927,890
Metals-Diversified	.05	198,800
Mining	2.71	10,480,477
Miscellaneous Manufacturing	2.61	10,096,025
Office/Business Equipment	.26	995,669
Oil and Gas Producers	8.21	31,794,586
Oil and Gas Services	2.29	8,878,695
Packaging and Containers	.77	2,978,563
Pharmaceuticals	12.55	48,599,345
Pipelines	.15	576,210
Real Estate	7.95	30,783,604
Retail	5.75	22,282,847
Savings and Loans	1.66	6,440,325
Semiconductors	6.04	23,397,425
Software	5.66	21,914,709
Telecommunications	10.68	41,354,304
Textiles	.48	1,871,344
Transportation	2.74	10,615,074
Trucking and Leasing	.43	1,671,528
Water	.19	732,875
Total securities sold, short (proceeds $718,280,300)	196.01%	$759,274,142

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Condensed Schedule of Investments

December 31, 2000

	% of net assets	Market value
Investments in securities (211.30%)		
United States (211.30%):		
Advertising	1.05%	$ 5,459,819
Aerospace/Defense	4.71	24,536,720
Agriculture	.23	1,216,469
Airlines	1.90	9,898,954
Apparel	.65	3,387,386
Auto Manufacturers	.82	4,288,454
Auto Parts and Equipment	1.58	8,217,706
Banks	11.96	62,257,346
Beverages	5.91	30,783,456
Biotechnology	1.37	7,149,135
Building Materials	1.98	10,306,013
Chemicals	4.05	21,102,756
Commercial Services	4.46	23,234,159
Computers	2.10	10,909,199
Cosmetics/Personal Care	.91	4,719,855
Distribution/Wholesale	1.33	6,903,693
Diversified Financial Services	4.26	22,184,486
Electric	14.39	74,894,148
Electrical Components and Equipment	2.97	15,457,502
Electronics	6.38	33,208,707
Engineering and Construction	.86	4,489,869
Entertainment	.70	3,657,664
Environmental Control	.88	4,602,900
Food	3.73	19,398,314
Forest Products and Paper	1.67	8,675,138
Gas	3.69	19,183,813
Health Care Products	5.98	31,114,277
Health Care Services	4.98	25,932,190
Home Builders	.64	3,343,221
Home Furnishings	.75	3,900,481
Household Products/Wares	.97	5,035,568
Insurance	17.49	91,029,843
Investment Companies	1.51	7,834,219
Iron/Steel	1.28	6,650,800

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Equimetrics LLC

Condensed Schedule of Investments

December 31, 2000

	% of net assets	Market value
Investments in securities (211.30%) (continued)		
United States (211.30%) (continued):		
Leisure Time	1.62%	$ 8,444,238
Lodging	1.04	5,399,319
Machinery-Diversified	.70	3,623,081
Media	8.63	44,914,198
Metals-Diversified	1.43	7,444,406
Mining	.77	3,998,112
Miscellaneous Manufacturing	6.75	35,115,250
Office/Business Equipment	.34	1,794,981
Oil and Gas Producers	11.06	57,566,874
Oil and Gas Services	4.87	25,343,559
Packaging and Containers	.25	1,295,475
Pharmaceuticals	10.80	56,199,798
Pipelines	2.71	14,120,463
Real Estate	1.40	7,283,394
REITS	1.58	8,228,288
Retail	12.64	65,780,444
Savings and Loans	3.09	16,074,806
Semiconductors	3.83	19,925,980
Ship building	.41	2,158,000
Software	2.04	10,591,889
Telecommunications	14.53	75,599,380
Textiles	.61	3,152,925
Tobacco	1.92	10,010,762
Toys/Games/Hobbies	.02	112,700
Transportation	3.61	18,801,633
Trucking and Leasing	.11	563,588
Total investments in securities (cost $1,084,530,066)	214.92%	$1,118,507,803

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Condensed Schedule of Investments

December 31, 2000

	% of net assets	Market value
Securities sold short (198.10%)		
United States (198.10%):		
Advertising	1.05%	$ 5,454,175
Aerospace/Defense	1.80	9,388,580
Airlines	1.28	6,651,444
Apparel	1.72	8,929,629
Auto Parts and Equipment	1.33	6,935,689
Banks	19.32	100,532,068
Beverages	1.99	10,368,525
Biotechnology	4.19	21,819,575
Building Materials	3.11	16,200,754
Chemicals	6.10	31,725,024
Commercial Services	8.34	43,379,832
Computers	5.20	27,082,735
Cosmetics/Personal Care	3.66	19,059,668
Distribution/Wholesale	.48	2,497,887
Diversified Financial Services	3.78	19,650,304
Electric	14.21	73,948,128
Electrical Components and Equipment	1.94	10,092,994
Electronics	1.50	7,798,882
Engineering and Construction	0.96	5,022,106
Entertainment	.77	4,006,231
Environmental Control	.36	1,894,813
Food	8.90	46,339,863
Forest Products and Paper	1.67	8,693,906
Gas	.30	1,559,313
Hand/Machine Tools	.55	2,851,419
Health Care-Products	4.08	21,230,541
Health Care-Services	1.86	9,685,027
Home Builders	.96	4,971,375
Home Furnishings	1.98	10,304,756
Household Products/Wares	4.38	22,774,575
Insurance	6.08	31,636,874
Internet	3.16	16,457,458
Investment Companies	.75	3,918,237

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Condensed Schedule of Investments

December 31, 2000

	% of net assets	Market value
Securities sold short (198.10%) (continued)		
United States (198.10%) (continued):		
Iron/Steel	.65%	$ 3,376,713
Leisure Time	2.69	14,016,014
Lodging	1.20	6,241,597
Machinery-Construction and Mining	1.08	5,602,463
Machinery-Diversified	2.74	14,242,595
Media	6.64	34,562,392
Metals-Diversified	.21	1,098,203
Mining	2.43	12,653,598
Miscellaneous Manufacturing	1.95	10,133,688
Office/Business Equipment	.66	3,410,763
Oil and Gas Producers	6.02	31,342,248
Oil and Gas Services	2.66	13,836,738
Packaging and Containers	1.60	8,347,775
Pharmaceuticals	7.53	39,171,237
Pipelines	1.37	7,151,856
Real Estate	.17	902,963
Retail	8.71	45,311,453
Savings and Loans	1.64	8,520,578
Semiconductors	3.57	18,577,503
Software	10.67	55,545,307
Telecommunications	12.24	63,682,300
Textiles	.99	5,177,653
Tobacco	1.35	7,041,956
Toys/Games/Hobbies	.77	4,023,163
Transportation	3.88	20,177,371
Trucking and Leasing	.25	1,311,713
Water	.06	308,438
Total securities sold short (proceeds $980,184,497)	201.49%	$1,048,630,665

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Summary of Business and Significant Accounting Policies

Business

Equimetrics LLC ("Company") is a Delaware limited liability company. The Company trades primarily in publicly traded equity securities and may engage in stock index futures activities to achieve its desired level of risk. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The investment manager of the Company is Renaissance Technologies Corp. ("Renaissance").

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15C3-3(k)(2)(ii). The Company does not carry customer accounts at this time.

The Company is a master fund in a master/feeder structure. The Company commenced operations on April 1, 1999 for the sole purpose of investing the assets of Equimetrics Partners L.P. and Equimetrics Fund Ltd., which are the feeder funds managed by Renaissance.

Securities Transactions and Portfolio Valuations

Securities transactions are recorded on a trade date basis. The Company's investments in securities are valued at fair value on the financial statement date based upon the last reported sales price on the largest recognized exchange traded market on which they are traded or, if no trading took place on that date, at the last quoted bid price for investments owned and the last quoted ask price for securities sold, not yet purchased. Futures contracts are valued at fair value based upon the exchange settlement prices.

Derivative Instruments and Hedging Activities

The Company's policy is to recognize all derivative instruments as either assets or liabilities in the statements of financial condition and to measure those instruments at market value (see Note 2).

Income Taxes

No income tax provision has been made in the accompanying statements of financial condition since the members are required to report their respective shares of the Company income in their individual income tax returns.

Estimates

The preparation of statements of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from these estimates.

1. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customer account. The broker has custody of the Company's securities and, from time to time, cash balances which may be due from this broker.

These securities and/or cash positions serve as collateral for any amounts due to broker or as well as collateral for securities sold short or purchased on margin.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

2. Securities Owned and Securities Sold, Not Yet Purchased and Financial Instruments With Off-Balance Sheet Risk

Investment Activity

At December 31, 2001, securities owned and sold, not yet purchased consist of common stock carried at fair value.

Financial Instruments With Off-balance Sheet Risk

In the normal course of business, the Company trades various financial instruments which result in off-balance sheet market and credit risks. Generally, these derivative instruments represent future commitments or options to purchase or sell other financial instruments at specific prices at specified future dates, which exposes the Company to market risk if the market value of the contract is higher or lower than the contract price at the maturity date. Additionally, these derivative instruments expose the Company to credit risk arising from the potential inability of counterparties to perform under the terms of the contracts.

The Company maintains active trading positions in securities sold short. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at higher value than that recognized in the statements of financial condition.

The contract amounts of futures contracts held by the Company reflect the Company's extent of involvement in the particular class of financial instruments and do not represent the Company's risk of loss due to counterparty nonperformance. All futures trading activity is executed on exchanges and cleared through one broker which exposes the Company to credit risk.

3. Regulatory Net Capital Requirements

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. At December 31, 2001, the Company had regulatory net capital of $179,044,108 and a regulatory net capital requirement of $2,196,789. The Company's net capital ratio was .18 to 1.

4. Related Party Transactions

The Company has a $26,954,197 payable to one of its affiliates, Nova Fund L.P., a broker/dealer with related management. This payable was settled in January 2002.

5. Subsequent Events

In accordance with the Partnership Agreement, management has decided to discontinue operations of Equimetrics LLC, Equimetrics Partners LP and Equimetrics Fund Ltd. effective March 31, 2002.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

The Members
Equimetrics LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Equimetrics LLC ("Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedule and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.



We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

The report is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

BDO Seidman, LLP

New York, New York

February 8, 2002